UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
SunCoke Energy, Inc. Savings Restoration Plan

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
INDEX OF FINANCIAL STATEMENTS
December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of
SunCoke Energy, Inc.:

We have audited the accompanying statements of financial position of the SunCoke Energy, Inc. Savings Restoration Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in plan equity for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2015 and 2014, and the changes in plan equity for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Caron & Bletzer, PLLC

Kingston, NH
March 29, 2016

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
STATEMENTS OF FINANCIAL POSITION

	December 31,
	2015	2014
Assets:
Receivable from SunCoke Energy, Inc.	$2,876,497	$2,755,495
Plan Equity:
Plan equity	$2,876,497	$2,755,495
The accompanying notes are an integral
part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	For the years ended December 31,
	2015	2014	2013
Increases (decreases) in plan equity attributed to:
Investment income from notional investments:
Dividends and capital gains	$76,772	$71,778	$30,138
Net (depreciation) appreciation in fair value	(132,276)	118,194	197,825
Net notional investment (loss) income	(55,504)	189,972	227,963
Participant contributions to notional investments	397,721	480,824	448,570
Employer contributions to notional investments	287,728	429,765	500,927
Participant distributions from notional investments	(508,943)	(14,539)	(1,652)
Net increase in plan equity	121,002	1,086,022	1,175,808
Plan equity at beginning of period	2,755,495	1,669,473	493,665
Plan equity at end of period	$2,876,497	$2,755,495	$1,669,473
The accompanying notes are an integral
part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN
NOTES TO FINANCIAL STATMENTS
A. PLAN DESCRIPTION:
The following description of the SunCoke Energy, Inc. Savings Restoration Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan was established by SunCoke Energy Inc. (the “Company”) effective January 1, 2012 for the purpose of providing benefits to certain employees, which otherwise would be lost by reason of the restrictive provisions of Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”) applicable to the SunCoke 401(k) Plan (the “SunCoke Plan”).
The Plan is an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Sections 3(36), 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not qualified under Section 401(a) of the Code, and is generally not subject to ERISA.
The Plan Administrator shall select the employees eligible to participate in the Plan from the participants in the SunCoke Plan whose employing corporation participates in the SunCoke Plan and adopts the Plan. The participants in the SunCoke Plan selected for participation in this Plan shall be those SunCoke Plan participants whom the Plan Administrator reasonably believes will have annual base and projected target bonus compensation in excess of the limitations on compensation imposed under the terms of the SunCoke Plan by reason of Section 401(a)(17) of the Code during the applicable calendar year ($265,000, $260,000, and $255,000 for 2015, 2014, and 2013 respectively).
Trust
The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely an obligation of the Company. However, the Company may establish one or more trusts to assist in the payment of benefits. The Company has established a trust (the “Trust”) for the Plan, in which Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee. Although the Company maintains the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the sum of all participants’ account balances held by the Trust plus contributions receivable from the Company. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of the Company. Assets held by the Trust are available to the Company’s general creditors in the event of insolvency of the Company.
Contributions
Eligible participants may irrevocably elect before the beginning of each calendar year to defer on a pre-tax basis a percentage not to exceed 50% of their eligible compensation, that is in excess of the 401(a)(17) limit. The Company shall match employee deferrals at a rate of 100% of the first 5% of eligible compensation. The Company shall also contribute 3% of a participant’s eligible compensation in excess of the 401(a)(17) limit to those participants who made contributions under the Plan during the plan year. Further, the Company may elect, at its discretion, to make additional employer contributions during the plan year. Beginning January 1, 2016, the Company match of employee deferrals and the 3% contribution of participant's eligible compensation have been suspended. The Company funded employee and employer contributions for the years ended December 31, 2015, 2014, and 2013, amounting to $685,449, $910,589, and $949,497, respectively, to the Trust including a contribution receivable consisting of employee and employer contributions of $36,092 and $16,914, respectively, for the year ended December 31, 2015. There were no contributions receivable for the year ended December 31, 2014.

Participant Notional Accounts
Participant deferrals and employer contributions are credited to a book account and are deemed invested in notional investment funds selected by the participant from a group of funds under the Plan, one of which tracks the Company’s common stock. Participant accounts are not protected from investment risk in the notional funds. The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Investment gains and losses are credited or charged to a participant’s notional account based on earnings and losses in the selected valuation funds.
Vesting
Participants are always fully vested in the portion of their notional account which represents their contributions, employer 3% contributions and the income earned thereon. Participants become vested in employer matching and additional employer contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Participants become fully vested in employer matching and additional employer contributions immediately upon normal retirement age as defined by the Plan, death or total and permanent disability while still an active participant in the Plan.
Forfeitures
When participants terminate employment and are not fully vested in their notional accounts, the nonvested portion of their notional accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s notional account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. There were no forfeitures used during 2015, 2014, or 2013. Total unapplied forfeitures were $4,228 and $3,273, at December 31, 2015 and 2014, respectively.
Distribution of Benefits
Participants are eligible to receive a lump sum distribution of the vested portion of their notional accounts within the seventh calendar month following termination of employment by reason of retirement, disability, or other separation from service (although in the event of a participant’s death, immediate payment will be made to the participant’s beneficiaries). Prior to the participant’s first year of participation in the Plan, a participant may make a one-time election to receive, upon retirement, the value of his or her vested notional account in installment payments instead of a lump sum payment. Under such an election the participant shall elect to receive between 2 and 10 years of substantially equal installment payments within the seventh calendar month following the participant’s retirement. Notwithstanding any election, participants who retire and have a vested notional account balance of less than $50,000 will receive a lump sum distribution of 100% of their vested benefits within the seventh calendar month following the participant’s retirement.
Concurrently with the election to contribute to the Plan, a participant may make an election to receive an in-service lump sum distribution of participant contributions and earnings thereon on a specified date no earlier than the January 1 following three years from the end of the calendar year in which the election was made. Regardless of such an election, a distribution of participant contributions will be made upon termination of employment by reason of retirement, disability, death or other separation from service, as described in the preceding paragraph.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
Receivable from the Company
The Plan is unfunded with benefits due solely out of the general assets of the Company. The Company has established the Trust to assist in the payment of these benefits. See Footnote A for a further description of the Trust. The Plan records a receivable from the Company equal to the sum of all participants’ notional account balances plus contributions receivable to the Trust.
Asset Valuation and Income Recognition
Notional investments in the Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.
Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. Interest income of the notional investments is recorded as earned on the accrual basis. Dividends of the notional investments are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Trust’s gains and losses on notional investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
All expenses incurred in the administration of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Risks and Uncertainties
The amount of the Plan’s receivable from the Company is based on the performance of notional investment securities which consist of Vanguard mutual funds and SunCoke Energy, Inc. common stock plus contributions receivable to the Trust. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ notional account balances and the amounts reported in the financial statements.

C. TRUST INVESTMENTS:
The Trust’s investments as of December 31, 2015 and 2014 consisted of:

	December 31,
	2015	2014
SunCoke Energy, Inc. Company Stock Fund	$20,268	$100,889
PIMCO Total Return Bond Fund	22,058	24,703
Aberdeen Global High Income I Fund	75,992	14,605
Delaware Small Cap Value Institutional Fund	17,212	14,499
Templeton Global Bond Advisor Fund	14,151	16,716
PIMCO Real Return Institutional Fund	16,443	10,474
Oppenheimer Developing Markets Fund	12,139	30,132
Dodge & Cox International Stock Fund	26,183	45,471
Invesco International Growth	14,452	12,542
T. Rowe Price Growth Stock Fund	245,462	120,076
T. Rowe Price Small-Cap Stock Fund	34,314	42,746
Wells Fargo Advantage Discovery Fund	—	34,727
Wells Fargo Discovery Fund	20,755	—
Dodge & Cox Stock Fund	51,729	147,045
Vanguard Prime Money Market	3,953	2,994
Vanguard Total International Stock Index Admiral Fund	105,289	46,784
Vanguard REIT Index Admiral Fund	135,668	135,297
Vanguard Small Cap Index Admiral Fund	30,993	58,811
Vanguard Mid Cap Index Admiral Fund	44,341	63,604
Vanguard Selected Value Fund	47,346	46,693
Vanguard Target Retirement 2010 Fund	—	33,770
Vanguard Institutional Target Retirement 2010 Fund	69,499	—
Vanguard Target Retirement 2045 Fund	—	9,615
Vanguard Institutional Target Retirement 2045 Fund	16,382	—
Vanguard Target Retirement 2040 Fund	—	10,710
Vanguard Institutional Target Retirement 2040 Fund	18,057	—
Vanguard Target Retirement 2030 Fund	—	110,334
Vanguard Institutional Target Retirement 2030 Fund	52,215	—
Vanguard Target Retirement 2020 Fund	—	198,006
Vanguard Institutional Target Retirement 2020 Fund	252,648	—
Vanguard Wellington Admiral Fund	46,249	40,098
Vanguard Target Retirement 2035 Fund	—	225,632
Vanguard Institutional Target Retirement 2035 Fund	88,462	—
Vanguard Target Retirement 2025 Fund	—	243,206
Vanguard Institutional Target Retirement 2025 Fund	210,432	—
Vanguard Total Bond Market Index Fund Admiral Shares	52,055	—
Vanguard Institutional Index Fund	1,078,744	915,316
	$2,823,491	$2,755,495
All Trust investments are measured at fair value based on quoted prices in active markets for identical assets and are classified as Level 1 within the valuation hierarchy. Also included in Trust assets are contributions receivable consisting of employee and employer contributions of $36,092 and $16,914, respectively, for the year ended December 31, 2015. There were no contributions receivable for the year ended December 31, 2014.
For the years ended December 31, 2015, 2014, and 2013 the Trust investments (depreciated) appreciated by ($132,276), $118,194, and $197,825 respectively. For the years ended December 31, 2015, 2014, and 2013 the Trust had dividend income of $76,772, $71,778, and $30,138, respectively.
D. TAX STATUS:
The Plan is established as an unfunded deferred compensation plan under the Code and is not subject to federal income tax. Accordingly, a participant will not incur federal income tax liability when (1) compensation is deferred pursuant to the Plan, (2) Company contributions are made to notional accounts, (3) notional investment gains or losses are credited or charged to a participant’s notional account, or (4) dividends are credited to a participant’s notional account. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.
Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the years ended December 31, 2015, 2014, and 2013. The Plan remains subject to examination by the Internal Revenue Service for the years ended December 31, 2013 through December 31, 2015.
The Plan is not qualified under Section 401(a) of the Code and is not subject to provisions of ERISA, as amended.
E. RELATED PARTIES:
Transactions with investment funds managed and held by the trustee and Company common stock are considered party-in-interest transactions.
F. PLAN TERMINATION:
The Plan, at any time, may be terminated by the Company. The Company or any participating employer may terminate participation in the Plan with respect to its employees participating in the Plan. Upon termination of the Plan, the amounts credited to participants’ book accounts under the Plan shall be distributed to such participants in accordance with the terms of the Plan and the participant’s existing elections.
G. SUBSEQUENT EVENTS:
The Company has evaluated subsequent events through March 29, 2016, the date these financial statements were issued.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke Energy, Inc. Savings Restoration Plan
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Sr. Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee

DATED: March 29, 2016

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm